Exhibit 99.1

QIWI Announces Final Dividend for the full year 2020

NICOSIA, CYPRUS – April 15, 2021 – QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of next generation payment and financial services in Russia and the CIS, today announced that the Board of Directors approved a final dividend in respect of the full year ended December 31, 2020 of USD 31 cents per share. The dividend record date is April 27, 2021, and the Company intends to pay the dividend on April 29, 2021. The holders of ADSs will receive the dividend shortly thereafter.

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 18.1 million virtual wallets, over 113,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 135 billion cash and electronic payments monthly connecting over 31 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Contact

Investor Relations

+357.25028091

ir@qiwi.com